Exhibit 1

WPP NOTICE OF ANNUAL GENERAL MEETING 2019

WHO WE ARE WPP IS A CREATIVE TRANSFORMATION COMPANY. WE BRING TOGETHER BRILLIANT PEOPLE TO BUILD BETTER FUTURES FOR OUR CLIENTS.

CHAIRMAN’S INTRODUCTION DEAR SHAREHOLDER I look forward to welcoming you to WPP’s 2019 Annual General Meeting (AGM) at the Purcell Room, Southbank Centre, Belvedere Road, London SE1 8XX, on Wednesday 12 June 2019. The meeting will start at 12 noon. The AGM is a valuable opportunity for shareholders to communicate with the Board and together review the performance of the Company in 2018 and discuss our new strategy. I hope you can attend. If you are unable to join us, then regardless of the number of shares you own, please vote on the Resolutions set out on pages 4-6. Details of how to do this can be found on pages 7 and 8. The simplest way to get in touch with us and find out information about the Company is via email and our website. Please do visit our investor pages at wpp.com/investors. On 3 September 2018, we announced that Mark Read had been appointed as the Company’s Chief Executive Officer and as a Director, following the resignation of the former CEO. On 12 March 2019 we also announced that Cindy Rose OBE, CEO of Microsoft UK, would become a Non-Executive Director on 1 April 2019. We are recommending that Mark Read be appointed by shareholders as a Director and a resolution proposing his appointment is set out on page 4 of this AGM notice. We are also recommending the election of Cindy Rose who brings significant relevant experience to the Board. Full biographical details of Cindy can be found on page 91 of the Annual Report. As confirmed in the Annual Report, Ruigang Li will be standing down as a Director at the AGM as he comes to the end of his tenure after nine years on the Board. A summary of the skills brought to the Board by the Directors can be found on pages 90 and 91 of the Annual Report. Following the outcome of the Board evaluation process, the Nomination and Governance Committee concluded that each Director makes an effective and valuable contribution to Board meetings and to the meetings of the Committees on which they sit. Your Directors consider that the Resolutions set out on pages 4-6 are in the best interests of shareholders as a whole and they recommend that shareholders vote ‘FOR’ the Resolutions. The results of voting on all the Resolutions will be announced via the Regulatory News Service and published on our website as soon as possible after the end of the AGM. Your Board appreciates your continuing support and we look forward to seeing you at the Southbank Centre. Roberto Quarta Chairman WPP NOTICE OF AGM 2019 1

OUR BOARD DIRECTORS STANDING FOR APPOINTMENT MARK READ CINDY ROSE CHIEF EXECUTIVE OFFICER NON-EXECUTIVE DIRECTOR Resolution 4 Resolution 5 DIRECTORS STANDING FOR REAPPOINTMENT ROBERTO QUARTA DR JACQUES AIGRAIN TAREK FARAHAT CHAIRMAN NON-EXECUTIVE DIRECTOR NON-EXECUTIVE DIRECTOR Resolution 6 Resolution 7 Resolution 8 SIR JOHN HOOD DANIELA RICCARDI PAUL RICHARDSON NON-EXECUTIVE DIRECTOR NON-EXECUTIVE DIRECTOR GROUP FINANCE DIRECTOR Resolution 9 Resolution 10 Resolution 11 NICOLE SELIGMAN SALLY SUSMAN SOLOMON D. (SOL) TRUJILLO SENIOR INDEPENDENT DIRECTOR, NON-EXECUTIVE DIRECTOR NON-EXECUTIVE DIRECTOR NON-EXECUTIVE DIRECTOR Resolution 13 Resolution 14 Resolution 12 WPP NOTICE OF AGM 2019 2

NOTICE OF ANNUAL GENERAL MEETING 2019 Purcell Room, Southbank Centre, Belvedere Road, London SE1 8XX 12 noon on Wednesday 12 June 2019 THIS IS AN IMPORTANT DOCUMENT If, having read it, you are in any doubt as to the action you should take, you should consult an appropriate professional advisor. Separate notes on the Form of Proxy (also enclosed with this Notice) explain the arrangements for shareholders to exercise their voting rights. If you have sold or transferred all of your WPP plc ordinary shares, please pass these documents to the person through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. WPP NOTICE OF AGM 2019 3

NOTICE OF MEETING 12 JUNE 2019 Notice is hereby given that the Annual General Meeting of the shareholders of WPP plc (the ‘Company’) will be held at 12 noon on Wednesday 12 June 2019 at the Purcell Room, Southbank Centre, Belvedere Road, London SE1 8XX to consider and, if thought fit, to pass the following resolutions, of which Resolutions 1 to 17 will be proposed as Ordinary Resolutions and Resolutions 18 and 19 as Special Resolutions. Voting on all resolutions will be by way of a poll. 1. To receive the Annual Report and Accounts for the financial year ended 31 December 2018. 2. To declare a final dividend of 37.3 pence per ordinary share to be payable to the shareholders on the register at the close of business on 14 June 2019 as recommended by the directors for the year ended 31 December 2018. 3. To receive and approve the Compensation Committee report contained within the Annual Report and Accounts for the financial year ended 31 December 2018. 4. To elect Mark Read as a director. 5. To elect Cindy Rose as a director. 6. To re-elect Roberto Quarta as a director. 7. To re-elect Dr Jacques Aigrain as a director. 8. To re-elect Tarek Farahat as a director. 9. To re-elect Sir John Hood as a director. 10. To re-elect Daniela Riccardi as a director. 11. To re-elect Paul Richardson as a director. 12. To re-elect Nicole Seligman as a director. 13. To re-elect Sally Susman as a director. 14. To re-elect Solomon Trujillo as a director. 15. To re-appoint Deloitte LLP as auditors to hold office from the conclusion of the Annual General Meeting to the conclusion of the next Annual General Meeting. 16. To authorise the Audit Committee for and on behalf of the Board of Directors to determine the auditors’ remuneration. WPP NOTICE OF AGM 2019 4

NOTICE OF ANNUAL MEETING 12 JUNE 2019 DIRECTORS’ AUTHORITY TO ALLOT SHARES 17. In accordance with Article 6 of the Company’s Articles of Association, to authorise the Board of Directors to allot relevant securities (as defined in the Company’s Articles of Association) up to a maximum nominal amount of €42,020,728, for a period expiring on the date of the Annual General Meeting of the Company in 2020 or on 1 September 2020, whichever is the earlier. 18. To authorise the Company generally and unconditionally: (a) pursuant to Article 57 of the Companies (Jersey) Law 1991 to make market purchases of ordinary shares in the Company on such terms and in such manner as the directors of the Company may from time to time determine, provided that: (i) the maximum number of ordinary shares hereby authorised to be purchased is 126,188,373; (ii) the minimum price which may be paid for an ordinary share is 10 pence exclusive of expenses (if any) payable by the Company); (iii) the maximum price which may be paid for an ordinary share is not more than the higher of an amount equal to 105% of the average of the middle market quotations of an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased and an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share on the trading venue where the purchase is carried out as stipulated by Commission adopted Regulatory Technical Standards pursuant to Article 5(6) of the Market Abuse Regulation (596/2014/EU) (exclusive of expenses (if any) payable by the Company); and (iv) this authority, unless previously revoked or varied, shall expire on the earlier of the date of the Annual General Meeting of the Company to be held in 2020 and 1 September 2020, save that a contract of purchase may be concluded by the Company before such expiry which will or may be executed wholly or partly after such expiry, and the purchase of shares may be made in pursuance of any such contract; and (b) pursuant to Article 58A of the Companies (Jersey) Law 1991, and if approved by the directors, to hold as treasury shares any ordinary shares purchased pursuant to the authority conferred by resolution 18(a). WPP NOTICE OF AGM 2019 5

NOTICE OF ANNUAL MEETING 12 JUNE 2019 19. In accordance with Article 8 of the Company’s Articles of Association that if resolution 17 is passed, the Board be authorised to allot equity securities (as defined in the Company’s Articles of Association) wholly for cash (a) in connection with a rights issue; and (b) otherwise than in connection with a rights issue up to an aggregate nominal amount not exceeding €6,309,418, such authority to expire on the date of the Annual General Meeting of the Company to be held in 2020 or 1 September 2020, whichever is the earlier but, in each case, prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the authority expires and the Board may allot equity securities under any such offer or agreement as if the authority had not expired. By Order of the Board Marie Capes Secretary, WPP plc 10 April 2019 Registered Office Queensway House Hilgrove Street St Helier Jersey JE1 IES WPP NOTICE OF AGM 2019 6

IMPORTANT NOTES 1. Only shareholders whose names appear on the register of members of the Company at 6pm on 10 June 2019 shall be entitled to attend the Annual General Meeting (the ‘Meeting’) either in person or by proxy and the number of ordinary shares then registered in their respective names shall determine the number of votes such persons are entitled to cast at the Meeting. 2. A shareholder entitled to attend and vote at the Meeting may appoint one or more proxies to attend, speak and vote instead of him or her. A shareholder may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise rights attached to a different share or shares held by him or her. A proxy need not be a shareholder of the Company. 3. To be valid, the Form of Proxy for use at the Meeting and power of attorney or other authority, if any, under which it is signed or a notarially certified or office copy of such power of authority, must be deposited at the offices of Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE, not less than 48 hours before the time appointed for holding the Meeting. Completion and return of the Form of Proxy will not prevent you from attending and voting at the Meeting instead of your proxy, if you wish. 4. As an alternative to completing and returning the printed Form of Proxy, you may submit your proxy online by accessing the Company’s website, wpp.com/investors. For security purposes, shareholders will need to provide their shareholder reference number (SRN), control number and personal identification number (PIN) to validate the submission of their proxy online. Shareholders’ individual SRNs and PINs are shown on the printed Form of Proxy sent to them. For further information, see the instructions printed on the Form of Proxy. 5. A person to whom this Notice is sent who is a person nominated to enjoy information rights (a ‘Nominated Person’) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Annual General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statements of the rights of shareholders in relation to the appointment of proxies in paragraphs 2, 3, and 4 above and paragraph 6 below do not apply to a Nominated Person. The rights described in these paragraphs can only be exercised by registered members of the Company. 6. CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the Meeting and any adjournment(s) thereof by utilising the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with WPP NOTICE OF AGM 2019 7

IMPORTANT NOTES Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, whether it constitutes the appointment of the proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agents, Computershare Investor Services PLC (ID3RA50), by no later than 48 hours before the time appointed for the Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST application’s host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any amendment to the instruction given to a proxy appointed through CREST should be communicated to the proxy through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timing and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s) to procure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timing. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Article 34 of the Companies (Uncertificated Securities) (Jersey) Order 1999. 7. As at 10 April 2019 (being the last practicable business day prior to publication of this Notice) the Company’s issued share capital consists of 1,332,689,352 ordinary shares carrying one vote each of which 70,805,617 shares are held in treasury. Therefore, the total voting rights in the Company as at 10 April 2019 are 1,261,883,735. 8. Copies of the following documents are available for inspection during normal business hours at the Registered Office of the Company on any weekday (Saturdays, Sundays and public holidays excepted) from the date of the Notice and at the place of the Meeting from 11:30am until the close of the Meeting: (a) directors’ service contracts and terms of appointment for the Chairman and for the Non-Executive Directors; (b) terms of reference of the Audit, Compensation and Nomination and Governance Committees; and (c) the Memorandum and Articles of Association of the Company. WPP NOTICE OF AGM 2019 8

EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING Voting on all resolutions at the Meeting will be by way of a poll rather than a show of hands. This reflects best practice and means that all the votes cast, and not just those of the shareholders present, are taken into account. If you are unable to attend the Annual General Meeting, the directors urge you to appoint a proxy or proxies to attend the Meeting and vote on your behalf, or nominate the Chairman of the Meeting to vote on your behalf. The poll results will be notified to the UK Listing Authority and published on the Company’s website as soon as possible after the conclusion of the Meeting. Resolutions 1 to 17 will be proposed as ordinary resolutions that will be passed if more than 50% of the votes are cast in favour of the particular resolution. Resolutions 18 and 19 will be proposed as special resolutions that will be passed if not less than two-thirds of the votes cast are in favour of the particular resolution. Resolution 1: Report and Accounts The directors must present to shareholders at the Annual General Meeting the report of the directors and the accounts of the Company for the year ended 31 December 2018. The report of the directors, the accounts, the report of the Compensation Committee and the report of the Company’s auditors on the accounts, are contained within the 2018 Annual Report and Accounts. Resolution 2: Declaration of final dividend The amount of the final dividend recommended by the directors is 37.3 pence per ordinary share to be paid on 8 July 2019 to the shareholders on the register at the close of business on 14 June 2019. Final dividends must be approved by shareholders, but must not exceed the amount recommended by the directors. Resolution 3: Compensation Committee report Resolution 3 proposes the approval of the Compensation Committee report by shareholders. The report, which is made on behalf of the full Board, explains the different elements which comprised executive compensation in 2018, including how base salaries and short-term and long-term incentive compensation were determined for Executive Directors of the parent company and for Senior Executives of the parent company and Group operating companies. Payments made to the Non-Executive Directors, as well as details of their share ownership, are also set out in the Compensation Committee report. In addition, the Company’s executive share ownership policy, the utilisation of the share incentive plans and the provision of other benefits are explained. Resolutions 4 to 14: Election and re-election of directors The appendix to this Notice gives details of the election and re-election of directors and reasons therefor. Each election and re-election shall be considered as a separate resolution at the Meeting. Resolutions 15 and 16: Re-appointment of auditors The auditors of the Company must be appointed at each Annual General Meeting. Resolution 15 proposes the re-appointment of Deloitte LLP, to hold office until the conclusion of the next Annual General Meeting to be held in 2020. Resolution 16 gives authority to the Audit Committee to determine the auditors’ remuneration. Resolution 17: Authority to allot shares Resolution 17 proposes to seek renewal of the authority to the directors to allot ordinary shares. The Ł42,020,728 nominal amount of relevant securities to which this authority will relate WPP NOTICE OF AGM 2019 9

EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING represents approximately 33.3% of the nominal amount of the issued ordinary share capital of the Company as at 10 April 2019 (excluding treasury shares). This amount complies with guidelines issued by the Investment Association. As at 10 April 2019, the Company holds 70,805,617 treasury shares which represent approximately 5.3% of the total ordinary share capital in issue as at 10 April 2019. Except pursuant to the employee share schemes and the satisfaction of deferred consideration under certain acquisition agreements to which the Company is a party, the directors have no present intention of allotting ordinary shares. The authorities conferred pursuant to resolutions 17, 18 and 19 will expire on the date of the Annual General Meeting in 2020 or 1 September 2020, whichever is the earlier. Resolution 18: Authority to purchase own shares In certain circumstances, it may be advantageous for the Company to purchase its own ordinary shares and Resolution 18 seeks authority from shareholders to authorise the directors to make such purchases in the market. The directors consider it desirable for this general authority to be available to provide additional flexibility in the management of the Company’s capital resources. The directors only implement the authority when, in light of market conditions prevailing at the time, they believe that the effect of any such purchases will enhance earnings per share in the medium to long term and will be in the best interests of the Company generally. Any shares purchased under this authority would ordinarily be cancelled and the number of shares in issue will be reduced accordingly, though the Company has the option to hold them as treasury shares. The purchase price will be paid out of distributable profits. The total number of options to subscribe for ordinary shares that are outstanding as at 10 April 2019 is 23,155,966. The proportion of issued share capital that they represented at that time was 1.8% (excluding treasury shares) and the proportion of issued share capital that they will represent if the full authority to buy back shares (existing and being sought) is used and if the shares bought back are cancelled, will be 2.3% (excluding treasury shares). Resolution 18 specifies the maximum number of shares which may be purchased (representing approximately 10% of the Company’s issued ordinary share capital as at 10 April 2019, excluding treasury shares) and the minimum and maximum prices at which they may be bought, reflecting the requirements of the UK Listing Authority. Resolution 19: Disapplication of pre-emption rights The authority being sought in Resolution 19 to allot shares without first offering them to existing shareholders enables the Company to raise capital quickly and easily when needed. This is in line with institutional shareholder guidance, and in particular with the Pre-emption Group 2015 Statement of Principles for the disapplication of pre-emption rights (the Statement of Principles). Resolution 19 would continue to provide the directors with the power to allot shares for cash when they consider it is in the best interests of the Company to do so and so that: (a) the Company can follow normal practices in the event of a rights issue; and (b) ordinary shares may be issued wholly for cash other than proportionately to existing ordinary shareholders up to a maximum nominal amount WPP NOTICE OF AGM 2019 10

EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING of €6,309,418 (which includes the sale on a non-preemptive basis of any shares the Company holds in treasury for cash) representing approximately 5% of the Company’s issued ordinary share capital (excluding treasury shares) and 4.7% (including treasury shares) as at 10 April 2019. There are presently no plans to allot ordinary shares wholly for cash other than pursuant to the employee share schemes and the satisfaction of deferred consideration under certain acquisition agreements. Shares allotted under an employee share scheme are not subject to the pre emption rights. APPENDIX Re-election of directors All of the directors of the Company, with the exception of Ruigang Li, are standing for election or re-election this year. Mark Read and Cindy Rose are offering themselves for election for the first time. The report from Roberto Quarta in his capacity as Chairman of the Board and Chairman of the Nomination and Governance Committee contained in the 2018 Annual Report and Accounts sets out the process which has been followed relating to the assessment of the performance during 2018 of all of the then current members of the Board including himself as Chairman of the Company. The Chairman confirms that, following these detailed assessments (including a detailed consideration of the independence of Solomon Trujillo pursuant to the recommendations of the UK Corporate Governance Code for Non-Executive Directors whose terms extend beyond six years), each of the directors standing for re-election continues to be effective and to demonstrate the commitment of time and energy to committee meetings and other duties for the Company. Each of the directors therefore unanimously recommends (other than in respect of their own appointment) shareholders to vote in favour of Resolutions 4-14 inclusive. A review of the biographical details of each of the directors seeking election or re-election appears in the Corporate Governance section of the 2018 Annual Report and Accounts, set out on pages 90 and 91, and indicates the breadth of knowledge and experience which each of them brings to the Company. WPP NOTICE OF AGM 2019 11

KEY DATES

12 JUNE 2019
Annual General Meeting

8 JULY 2019
Payment of the final dividend for 2018

AUGUST 2019
Half-year interim statement

OCTOBER 2019
Third-quarter trading statement

NOVEMBER 2019
Payment of the interim dividend for 2019

LOCATION MAP
Purcell Room, Southbank Centre,
Belvedere Road, London SE1 8XX
12 noon on Wednesday 12 June 2019


Temple
Charing Cross
Charing Cross Road
Embankment
Embankment
Waterloo Bridge
Purcell Room
National Theatre
Upper Ground
Hungerford Bridge
Royal Festival Hall
A3200
Whitehall
Belvedere Road
London Eye
Waterloo

12 WPP NOTICE OF AGM 2019

WPP WPP New York 3 World Trade Center 175 Greenwich Street New York NY 10007 Tel +1 (212) 632 2200 WPP London Sea Containers 18 Upper Ground London SE1 9GL Tel +44 (0)20 3290 0199 WPP Asia Pacific 50 Scotts Road Singapore 228242 Tel +65 6508 5219